Filed by Guidant Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Subject Company’s Exchange Act File No.: 001-13388

Boston Scientific and Guidant Corporation have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction. This material is not a substitute for the preliminary prospectus/proxy statement Boston Scientific and Guidant Corporation have filed with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents, when available, which will contain important information about the proposed transaction. The preliminary prospectus/proxy statement and other documents filed or to be filed by Boston Scientific and Guidant Corporation with the SEC are or will be available free of charge at the SEC's website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations; or from Guidant Corporation by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Boston Scientific, Guidant Corporation, and their respective directors, executive officers and other employees may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about Boston Scientific's directors and executive officers is available in Boston Scientific's proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders; and information about Guidant Corporation's directors and executive officers is available in Guidant's most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.

The following are letters sent to all Guidant employees on February 8, 2006.

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February 8, 2006

Boston Scientific and Abbott Laboratories have begun introducing themselves to our employees around the world through a series of town hall meetings, which will continue in the weeks ahead. Today, both companies are continuing this process through introductory letters to Guidant employees worldwide.

The purpose of these communications is to establish an ongoing discussion with our employees regarding the transition and the process that will lead to closing of the transaction in early 2006.

We have entered into an intensive process with both companies to facilitate a smooth transition to the new organizational structure. I want to assure you that our management teams are collaborating with both companies on a regular basis.

Bill McConnell, vice president and chief information officer, Guidant, and John Capek, president, Vascular Intervention, Guidant, are leading the integration efforts for Guidant. In addition, we have established a Guidant integration planning committee to assist Bill and John through the process and planning.

As I have indicated previously, the proposed transaction represents a significant long-term opportunity to build the best medical technology company in our sector. This opportunity offers new and exciting career opportunities for our employees.

I am pleased that we are off to a good start on this process and I appreciate your support as we begin an exciting new era in our company’s history.

/s/ James M. Cornelius

James M. Cornelius

Chairman of the Board and Chief Executive Officer

Boston Scientific and Guidant Corporation have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction. This material is not a substitute for the preliminary prospectus/proxy statement Boston Scientific and Guidant Corporation have filed with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents, when available, which will contain important information about the proposed transaction. The preliminary prospectus/proxy statement and other documents filed or to be filed by Boston Scientific and Guidant Corporation with the SEC are or will be available free of charge at the SEC's website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations; or from Guidant Corporation by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Boston Scientific, Guidant Corporation, and their respective directors, executive officers and other employees may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about Boston Scientific's directors and executive officers is available in Boston Scientific's proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders; and information about Guidant Corporation's directors and executive officers is available in Guidant's most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.

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February 8, 2006

Dear Guidant Employee:

We would like to take this opportunity to introduce you to Boston Scientific. As you know, on January 25 we signed an agreement to combine our two companies. While we still have some work to do before we finalize the merger, we wanted to tell you about Boston Scientific and express to you personally our strong belief in the enormous potential of the combined company.

The combination of Guidant and Boston Scientific will create a global leader in cardiovascular medical devices, as well as a broad and diverse medical technology company. Our two companies share a proud common heritage as health care innovators; both were pioneers in the early days, and both are leaders today. Over the years, millions of patients have benefited from these innovations. We now have an even greater opportunity to expand that impact by combining our companies, our resources and our mutual commitment to advancing medical technologies and therapies for patients around the world.

We admire your company, its many accomplishments, and the culture you have worked so hard to create and sustain. Both our companies have dedicated themselves to providing physicians and patients the most innovative medical technologies and therapies. Furthermore, at both Boston Scientific and Guidant, we know through first-hand experience that the best way to accomplish these objectives is by wisely allocating the resources of a large organization, while still preserving – and fostering – the entrepreneurial environment and spirit of a smaller company.

People at Boston Scientific come to work to make a difference. In many ways, we’ve retained the spirit of a small company – one that values initiative and creativity, and that recognizes each person’s talents and contributions. We believe you will find an environment at Boston Scientific that encourages and supports innovation, and that appreciates Guidant’s patient- and customer-centered culture.

Boston Scientific was founded in 1979 with 38 employees and $2 million in sales, and with the premise that less-invasive medicine could improve the lives of patients and their loved ones. A quarter century later, we have more than 18,000 employees and more than $6 billion in sales. Yet our mission remains largely unchanged. We are committed to excellence, to quality, to leadership, to integrity, and ultimately to being the world’s best medical device company. This commitment is captured in the three words of our tagline: “Delivering what’s next.”

We understand that the last 14 months have been trying ones for you and your colleagues. As a medical device company, we are familiar with the challenges you face. We have faced similar ones ourselves in the past, and we face them today as well. We plan to use our collective experience and expertise to meet the challenges of both companies. While not insignificant, these challenges do not diminish the promising future we envision for the Boston Scientific-Guidant combination. We are confident that together we will address these issues and move forward.

The strategic rationale for our merger is compelling. In addition to its considerable benefits for patients, customers and shareholders, we believe it can lead to even more attractive career opportunities for employees of both companies. We are bringing together Guidant’s leadership position in the cardiac rhythm management business with the strength of Boston Scientific’s cardiovascular, endosurgery and neuromodulation businesses. With your help, we will establish ambitious goals and aspire to be not only a ‘great place to work’ but also a company that sets new standards for excellence.

To expedite receipt of the necessary regulatory approvals for our merger, Boston Scientific has agreed that Abbott will acquire Guidant's vascular intervention and endovascular businesses. As part of its agreement with Abbott, Boston Scientific and Abbott will share rights to Guidant's drug-eluting stent program.

In many ways, Boston Scientific and Guidant share similar histories and cultures. With the support of both companies’ management teams and all of you, we will ensure that the commitment to innovation and excellence for which both organizations are known will continue to thrive. Although Boston Scientific has a proven track record of successful integrations, we realize we don’t have a monopoly on good ideas. We will approach this process in a focused and thoughtful manner, and we will be open to your ideas and suggestions.

Although the companies are separate and independent and will remain so until closing, we look forward to working with you on the integration. The management of both our companies, and Abbott’s as well, have formed planning teams and are committed to creating efficient and timely integration plans. We will keep you posted as details of the plans take shape. In the meantime, we are also focused on the more immediate objective of closing the transaction by the end of March. We will keep you posted on that as well.

The management and board of directors of Boston Scientific are enthusiastic about the future of our combined company. We invite you to share our enthusiasm for what we can accomplish together.

Sincerely,

/s/ Jim Tobin

Jim Tobin

President and Chief Executive Officer

/s/ Pete Nicholas

Pete Nicholas

Chairman of the Board

Boston Scientific and Guidant have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction. The material contained herein is not a substitute for the preliminary prospectus/proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, including the definitive prospectus/proxy statement when available, because they contain or will contain important information about the proposed transaction. The preliminary prospectus/proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Neither Boston Scientific nor Guidant is currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant. If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its

2005 annual meeting of stockholders, and information about Guidant’s directors and executive officers is available in Guidant’s most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.

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To our future colleagues at Guidant:

We’re looking forward to welcoming you into our company, hopefully in the near future. We’ve long admired the business you’ve built in vascular and endovascular care, and we’re confident you and your business will make an excellent fit with Abbott. We’d like to tell you a bit about Abbott and why we believe we’ll all be very happy with this combination.

Like Guidant, Abbott was started with one straightforward and all-important goal in mind: advancing medical science to provide better patient care. It began with Dr. Wallace Abbott, a physician who became one of the pioneers of modern pharmaceutical science. Dr. Abbott was unsatisfied with the medicines available in his time. So, in 1888, he began producing his own, more accurate medications and founded Abbott.

Today Abbott is one of the world’s larger health care companies and is one of the most broad-based, with technologies that span the spectrum of care, from nutritional products to build and maintain health, to diagnostics to identify medical needs as early and accurately as possible, to medical devices and pharmaceuticals to treat them. We have approximately 60,000 colleagues around the world today. We have operations in more than 60 countries and sell our products in more than 130. The majority of our products and businesses are leaders in their markets.

We’ve done a great deal in recent years to transform Abbott and make it even more competitive for the future. Today we are structured into two large business organizations: the Pharmaceutical Products Group (PPG) and the Medical Products Group (MPG). Upon closing of the proposed acquisitions by Boston Scientific and Abbott, Guidant’s VI and ES businesses will become a part of our Medical Products Group, and at a very exciting time.

MPG is where the greatest changes have taken place in our company. While PPG is a large, unified global organization – in keeping with its market and competition – MPG is a family of smaller, more entrepreneurial businesses focused on advanced medical device technologies. These businesses include Abbott Diabetes Care (our producer of glucose monitoring devices), Abbott Molecular (our gene-based diagnostics business), Abbott Point of Care (our maker of advanced, hand-held diagnostic devices), Abbott Spine (our developer of innovative, minimally invasive spinal implants), and, of course, Abbott Vascular Devices (AVD), the business with which yours would be combined. These smaller and younger businesses are bracketed by our longer-standing MPG businesses: Abbott Diagnostics, Ross Products (our U.S. nutritional business), and Abbott Nutrition International, Ross’s international equivalent.

As you know, we’ve been building our presence in the vascular care market for several years. This business is still relatively small – about $250 million in 2005 – but it’s poised to take off. We expect 2006 to be a breakthrough year for AVD, particularly in our vascular closure business. We also have stents in the market and a very promising DES development program. The combination of Guidant’s VI and ES businesses with Abbott Vascular creates an immediate leader with a first-rate portfolio of products and the team to support them. Our intention is for this to be the world’s leading vascular care company. With Abbott’s global scope and your expertise in this market, we’re confident we can achieve that goal.

We believe this is an outstanding combination of strengths – one that will give you excellent new opportunities. We’ve both been at Abbott more than 20 years. That’s the kind of company Abbott is – one where you can build long and productive careers, doing work that matters to millions of people around the world. Ever since Dr. Abbott, we’ve been focused on one thing: serving the people who depend upon our company. That means patients above all, but also our investors, the communities of which we’re part and, very importantly, the employees who make our company work. We’re very anxious for you to join that category. There’s no limit to what we’ll be able to achieve together.

Best regards,

/s/ Miles D. White

Miles D. White

Chairman and Chief Executive Officer

/s/ Richard A. Gonzalez

Richard A. Gonzalez

President and Chief Operating Officer

Medical Products Group

Additional Information:

Boston Scientific and Guidant have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction. The material contained herein is not a substitute for the preliminary prospectus/proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, including the definitive prospectus/proxy statement when available, because they contain or will contain important information about the proposed transaction. The preliminary prospectus/proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

None of Abbott, its directors, executive officers or other employees is currently engaged, or intends to engage, in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific's proposed acquisition of Guidant. Neither Boston Scientific nor Guidant is currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant. If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Boston Scientific’s directors and executive officers is available in Boston

Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders, and information about Guidant’s directors and executive officers is available in Guidant’s most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.